September 14, 2018

Bill G. Williams
Chief Executive Officer
NaturalShrimp Incorporated
5080 Spectrum Drive, Suite 1000
Addison, TX 75001

       Re: NaturalShrimp Incorporated
           Registration Statement on Form S-1
           Filed September 7, 2018
           File No. 333-227258

Dear Mr. Williams:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tonya K. Aldave at (202) 551-3601 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Transportation and Leisure
cc:    Brian Goldberg, Esq.